Giga Metals Annual General and Special Meeting
Thursday, October 22, 2020 @ noon (PST)

If you are a shareholder and wish to dial in to the AGM, please note the change in dial in number:

604 899 2339 - locally and internationally

1 877 385 4099 - Toll free in Canada and the US

Participant code - 6899676#

#203-700 West Pender Street, Vancouver, BC  V6C 1G8

Tel:  604 681 2300